# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CALAMOS STRATEGIC TOTAL RETURN FUND, CIK 0001275214
CUSIP: 128125*45
Title of class of securities: Mandatory Redeemable Preferred Shares, Series C
Address of issuer's principal executive offices: 2020 CALAMOS COURT, 2020 CALAMOS COURT, NAPERVILLE, Illinois (IL), 60653
Date of event which requires filing of this statement: 09/06/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000314984-22-000031
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: insurance company (IC); citizenship or place of organization: Wisconsin (WI); sole voting power 720,000; shared voting power 0; sole dispositive power 720,000; shared dispositive power 0; aggregate amount beneficially owned 720,000 (22.2% of the class)

## Item 1. Issuer
Name of issuer: CALAMOS STRATEGIC TOTAL RETURN FUND
Address of issuer's principal executive offices: 2020 CALAMOS COURT, 2020 CALAMOS COURT, NAPERVILLE, ILLINOIS, 60653.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Ave, Suite 2500
Minneapolis, MN 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 720,000
Percent of class: 22.22% Series C Mandatory Redeemable Preferred Shares
Sole power to vote or to direct the vote: 720,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 720,000
Shared power to dispose or to direct the disposition: 0

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: /s/ David S. Royal, Chief Investment Officer (11/12/2024)